FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.	Press Release dated November 11, 2009: Æterna Zentaris Reports Third Quarter 2009 Financial and Operating Results

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Æterna Zentaris Reports Third Quarter 2009 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, November 11, 2009 - Æterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (the “Company”), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results as at and for the three-month and nine-month periods ended September 30, 2009.

Third Quarter 2009 Highlights

•                  July 7, 2009. Publication in Proceedings of the National Academy of Sciences, of new data supporting the use of AEZS-123 for the treatment of alcohol dependence that involves ghrelin.

•                  August 3, 2009. The Company’s licensee partner for perifosine in North America, Keryx Biopharmaceuticals (“Keryx”), disclosed that it had reached an agreement with the FDA regarding a Special Protocol Assessment on the design of a Phase 3 trial for multiple myeloma.

•                  August 17, 2009. Disclosure of results for two Phase 3 studies with cetrorelix in benign prostatic hyperplasia (“BPH”). The efficacy study Z-033 did not achieve its primary endpoint. Results from the safety study Z-041 were positive and exhibited a similar level of efficacy as the previously disclosed Phase 2 study results.

•                  September 16, 2009. Disclosure that Keryx received Orphan Drug designation from the FDA for perifosine for multiple myeloma.

•                  September 21, 2009. Disclosure of Phase 1 study results with AEZS-112 in advanced solid tumors or lymphoma showed prolonged courses of stable disease, excellent tolerability and potential for long-term use as a combination treatment for cancer.

•                  September 30, 2009. Disclosure of results for the Thorough QT Z-043 (“TQT”) study, which is part of the cetrorelix pamoate clinical development in BPH. The study met its primary endpoint.

Subsequent to Quarter-End

•                  October 19, 2009. Disclosure of the initiation of activities to complete a Phase 3 trial with macimorelin (AEZS-130) as a first approved oral diagnostic test for Growth Hormone Deficiency.

•                  October 23, 2009. Completion of a $5.5 million registered direct offering.

•                  November 2, 2009. Disclosure of positive preliminary results for the Phase 2 study with AEZS-108 in ovarian cancer.

Juergen Engel, Ph.D., Æterna Zentaris President and Chief Executive Officer, commented, “During this quarter, we disclosed results for the first of two efficacy trials of our Phase 3 program in BPH with cetrorelix. The first efficacy trial did not reach its primary endpoint, while results for the safety and TQT trials were positive. We remain committed to this program and are working towards receiving the results of the second efficacy study next month. Furthermore, we made significant progress with other innovative late-stage compounds such as perifosine and AEZS-108 in oncology, as well as AEZS-130 in endocrinology, which are further proof of the breadth of our pipeline.”

Dennis Turpin, the Company’s Senior Vice President and Chief Financial Officer, added, “Our financial position enables us to pursue our business and drug development activities, as planned.”

CONSOLIDATED RESULTS AS AT AND FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

Consolidated revenues were $8.6 million for the three-month period ended September 30, 2009, compared to $11.0 million for the same period in 2008. This decrease is mainly related to lower royalty revenues having been recognized in 2009 in connection with the monetization of the royalties derived from the Company’s agreement with Merck Serono. Amortization of the monetization proceeds received for the three months ended September 30, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during the same period in 2008. Additionally, sales volumes of Cetrotide® were lower during the three-month period ended September 30, 2009, compared to the same period in 2008.

Consolidated research and development (“R&D”) costs, net of tax credits and grants, were $9.7 million for the three-month period ended September 30, 2009, compared to $13.9 million for the same period in 2008. The comparative decrease in net R&D costs is largely attributable to a lower volume of expenses incurred in connection with the continued advancement of the Phase 3 program for cetrorelix in BPH, since the Company progressively completed, during the third quarter, the safety study Z-041 and the TQT trial.

Consolidated net loss for the three-month period ended September 30, 2009 was $11.3 million, or $0.19 per basic and diluted share, compared to $13.9 million, or $0.26 per basic and diluted share, for the same period in 2008. This decrease is mainly related to lower comparative R&D expenses, partially offset by lower comparative revenues, less cost of sales.

Consolidated cash, cash equivalents and short-term investments were $44.5 million as at September 30, 2009, of which $0.9 million is restricted on a long-term basis.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, November 11, 2009, to discuss third quarter 2009 results. Individuals interested in participating in the live conference call by telephone may dial 877-974-0453, 416-644-3431 or 514-227-8860, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company’s website for 30 days following the live event.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Loss (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2009	2008	2009	2008
	$	$	$	$
Revenues
Sales and royalties	5,539	8,630	15,937	24,822
License fees and other	3,026	2,399	7,118	6,412
	8,565	11,029	23,055	31,234
Operating expenses
Cost of sales	4,488	4,986	12,727	14,348
Research and development costs, net of tax credits and grants	9,738	13,880	33,251	44,914
Selling, general and administrative expenses	3,193	3,277	9,849	14,287
Depreciation and amortization
Property, plant and equipment	341	433	983	1,199
Intangible assets	594	839	1,714	2,555
	18,354	23,415	58,524	77,303
Loss from operations	(9,789)	(12,386)	(35,469)	(46,069)
Other income (expenses)
Interest income	41	149	315	737
Interest expense	(2)	—	(4)	(68)
Foreign exchange (loss) gain	(1,538)	(1,324)	(1,598)	429
Loss on disposal of long-lived assets held for sale	—	(90)	—	(125)
	(1,499)	(1,265)	(1,287)	973
Loss before income taxes	(11,288)	(13,651)	(36,756)	(45,096)
Income tax expense	—	(228)	—	(228)
Net loss for the period	(11,288)	(13,879)	(36,756)	(45,324)
Net loss per share
Basic and diluted	(0.19)	(0.26)	(0.67)	(0.85)
Weighted average number of shares
Basic and diluted	58,506,619	53,187,470	55,135,876	53,187,470

Interim Consolidated Balance Sheet Information (Unaudited)

(in thousands)	As at September 30, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	43,051	49,226
Short-term investments	562	493
Accounts receivable and other current assets	11,127	12,005
Restricted cash	901	—
Property, plant and equipment	6,738	6,682
Other long-term assets	41,237	39,936
Total assets	103,616	108,342

Accounts payable and other current liabilities	23,015	22,121
Current portion of long-term payable	56	49
Long-term payable	140	172
Non-financial long-term liabilities	88,390	64,525
Total liabilities	111,601	86,867
Shareholders’ equity (deficiency)	(7,985)	21,475
Total liabilities and shareholders’ equity (deficiency)	103,616	108,342

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: November 12, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer